UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Change in Control

On March 20, 2016, in a private transaction, Meir Elishkov transferred 27,968,120 ordinary shares of the Company to Shay Sapir Investments Ltd., a company owned by Joshua Herchcovici, in consideration for a payment of $1.00. As a result of the transaction, Mr. Elishkov's shareholding in the Company has been reduced from approximately 39% to approximately 4% of the issued and outstanding ordinary shares of the Company (based on 79,873,732 ordinary shares outstanding), and Mr. Herchcovici's shareholding in the Company has been increased from approximately 43% to approximately 78% of the issued and outstanding ordinary shares of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILE LTD.
By:	/s/ Erez Ovdat
Name: Erez Ovdat
Title: Chief Executive Officer

Date: April 4, 2016